

California Secretary of State
Electronic Certified Copy

I, ALEX PADILLA, Secretary of State of the State of California, hereby certify that the attached transcript of 1 page is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.



IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California on this day of July 15, 2020

ALEX PADILLA
Secretary of State



Verification Number: P575WAK

Entity (File) Number: C4613806

To verify the issuance of this certificate, use the Verification Number above with the Secretary of State Electronic Verification Search available at *bizfile.sos.ca.gov*



California Secretary of State
Electronic Filing



General Stock Corporation - Articles of Incorporation

Entity Name:	BLACK UNICORN FACTORY
Entity (File) Number:	C4613806
File Date:	07/12/2020
Entity Type:	General Stock Corporation
Jurisdiction:	California

Certificate Verification Number: P575WAK
Use bizfile.sos.ca.gov to verify the certified copy.

Detailed Filing Information

1. **Corporate Name:** BLACK UNICORN FACTORY

2. **Business Addresses:**

    a. Initial Street Address of Corporation:

    5777 WEST CENTURY BLVD SUITE 1110-106

    LOS ANGELES , California, 90045

    United States of America

    b. Initial Mailing Address of Corporation:

    5777 WEST CENTURY BLVD SUITE 1110-106

    LOS ANGELES , California, 90045

    United States of America

3. **Agent for Service of Process:**

    Individual Agent:

    JOHNNY STEWART
    5777 Century Blvd suite 1110-106
    Los Angeles , California, 90045
    United States of America

4. **Shares:** 500,000,000

5. **Purpose Statement:** The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

The incorporator affirms the information contained herein is true and correct.

Incorporator: JOHNNY STEWART

Use bizfile.sos.ca.gov for online filings, searches, business records, and resources.